Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023

Monaco, November 1, 2023 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the third quarter (“Q3 2023”) and nine-months ended September 30, 2023.

I.	PROFITABILITY AND LIQUIDITY

•	Q3 2023 Net Income available to common stockholders of $53.3 million ($0.45 per share).

•	Q3 2023 Adjusted Net Income available to common stockholders[1] of $53.9 million ($0.46 per share).

•	Q3 2023 liquidity of $996.9 million[2].

II.	SHARE REPURCHASE PROGRAM TO DATE

•	Repurchase of 882,316 common shares, for a total consideration of $10 million, since our Q2 2023 earnings press release.

•	Available funds remaining under the share repurchase program of $30 million for common shares and $150 million for preferred shares.

III.	DRY BULK OPERATING PLATFORM

•	Costamare Bulkers Inc. (“CBI”) has currently fixed a fleet of 59 dry bulk vessels on period charters, consisting of:

-	37 Newcastlemax/Capesize vessels

-	22 Kamsarmax/Panamax vessels

•	All the chartered-in vessels have been delivered to CBI.

•	Majority of the fixed fleet is on index linked charter-in agreements. More specifically:

-	34 Newcastlemax/Capesize vessels with an average tenor of 1.1 years.

-	14 Kamsarmax/Panamax vessels with an average tenor of 0.4 years.

IV.	LEASE FINANCING PLATFORM

•	Controlling interest in Neptune Maritime Leasing Limited (“NML”).

•	Costamare equity investment of up to $200 million.

•	Company’s current investment in NML of $73.7 million.

•	Growing leasing platform, having funded 17 shipping assets, up to now, on the back of what we believe is a healthy pipeline.

V.	NEW DEBT FINANCING

•	Financing of the acquisition of two dry bulk vessels through an existing hunting license facility with a European financial institution. Total amount drawn of approximately $27.5 million.

•	New commitment in the form of a hunting license facility for the financing of the acquisition of containerships and dry bulk vessels for an aggregate amount of up to $60 million with a European financial institution, which is on a commitment status basis and subject to final documentation.

•	Approximately $144.2 million available for the financing of future acquisitions for dry bulk and container vessels until December 2025[3].

•	No meaningful debt maturities until 2026.

VI.	OWNED FLEET CHARTER UPDATE - FULLY EMPLOYED CONTAINERSHIP FLEET[4]

•	100%, 87% and 73% of the containership fleet[5] fixed for 2023, 2024 and 2025, respectively.

•	Contracted revenues for the containership fleet of approximately $2.7 billion with a TEU-weighted duration of 3.7 years[6].

•	Entered into more than 50 chartering agreements for the owned dry bulk fleet since Q2 2023 earnings release.

VII.	SALE AND PURCHASE ACTIVITY

Vessel Acquisitions

•	Conclusion of:

-	the acquisition of the 2011-built, 175,975 DWT capacity dry bulk vessel, Enna, in August 2023.

-	the acquisition of the 2011-built, 179,842 DWT capacity dry bulk vessel, Dorado, in August 2023.

-	the acquisition of the 2013-built, 61,424 DWT capacity dry bulk vessel, Arya, in September 2023.

Vessel Acquisitions

•	Conclusion of:

-	the sale of the 1998-built, 2,472 TEU capacity containership, Monemvasia, in August 2023. Prior to the conclusion of such sale, the Company owned 49% equity interest in the company owning this containership with the remaining equity interest being owned by York Capital.

-	the sale of the 2000-built 4,890 TEU capacity containership, Oakland, in October 2023.

•	Agreement for the sale of the 2006-built, 55,709 DWT capacity dry bulk vessel, Peace. The sale is expected to be concluded in Q4 2023.

•	Agreement for the sale of the 2006-built, 55,705 DWT capacity dry bulk vessel, Pride. The sale is expected to be concluded in Q4 2023.

VIII.	DIVIDEND ANNOUNCEMENTS

•	On October 2, 2023, the Company declared a dividend of $0.115 per share on the common stock, which is payable on November 6, 2023, to holders of record of common stock as of October 20, 2023.

1 Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including our share of cash amounting to $7.3 million held by vessel owning companies set-up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time (the “Framework Deed”), between the Company and York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York Capital”), margin deposits relating to our forward freight agreements (“FFAs”) of $38.7 million and $144.2 million of available undrawn funds from two hunting license facilities (one of which is on a commitment status basis and subject to final documentation).

3 Including the commitment under the hunting license facility of $60 million, which is still subject to final documentation.

4 Please refer to the Containership Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

5 Calculated on a TEU basis, including one vessel owned by a vessel owning company set-up pursuant to the Framework Deed.

6 As of October 31, 2023. Total contracted revenues and TEU-weighted remaining time charter duration include our ownership percentage for one vessel owned pursuant to the Framework Deed.

•	On October 2, 2023, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock, $0.546875 per share on the Series D Preferred Stock and $0.554688 per share on the Series E Preferred Stock, which were all paid on October 16, 2023 to holders of record as of October 13, 2023.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the third quarter of the year, the Company generated Net Income of about $53 million. As of quarter end, liquidity was close to $1 billion.

In the containership sector, larger ships continue to enjoy a tight market, while smaller vessels experience deteriorating conditions. Overall, the market outlook remains uncertain due to the large orderbook and insufficient vessel demolition.

On the dry bulk side, as part of our strategy to renew the fleet and increase its average size, we acquired one ultramax and two capesize vessels and at the same time we disposed of two older supramax vessels.

Our owned dry bulk vessels continue to trade on a spot basis while the trading platform has grown to a fleet of 59 ships. Having invested $200 million in the dry bulk operating platform, we are committed long term to the sector whose fundamentals we view positively.

Regarding Neptune Maritime Leasing, the platform has been steadily growing on a prudent basis, having concluded leasing transactions for 17 ships in total, which are complemented by a healthy pipeline extending over the coming quarters.

Finally, we continued our share repurchase program, and since our Q2 2023 earnings press release, we have bought $10 million worth of common shares highlighting our strong belief that the share price is heavily undervalued considering both the Company’s performance and prospects.”

Financial Summary

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2022	2023	2022	2023

Voyage revenue	$848,428	$1,011,968	$289,491	$397,256
Accrued charter revenue (1)	$782	$4,515	$(4,287)	$3,984
Amortization of time-charter assumed	$148	$(141)	$50	$(170)
Voyage revenue adjusted on a cash basis (2)	$849,358	$1,016,342	$285,254	$401,070
Income from investments in leaseback vessels	—	$4,591	—	$3,114

Adjusted Net Income available to common stockholders (3)	$330,436	$169,024	$107,378	$53,931
Weighted Average number of shares	123,295,035	121,059,768	121,458,291	118,107,881
Adjusted Earnings per share (3)	$2.68	$1.40	$0.88	$0.46

Net Income	$360,516	$276,344	$115,492	$60,086
Net Income available to common stockholders	$337,214	$258,094	$107,638	$53,287
Weighted Average number of shares	123,295,035	121,059,768	121,458,291	118,107,881
Earnings per share	$2.74	$2.13	$0.89	$0.45

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the nine-month periods ended September 30, 2023 and 2022. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2022	2023	2022	2023

Net Income	$360,516	$276,344	$115,492	$60,086
Earnings allocated to Preferred Stock	(23,302)	(23,302)	(7,854)	(7,854)
Non-Controlling Interest	—	5,052	—	1,055
Net Income available to common stockholders	337,214	258,094	107,638	53,287
Accrued charter revenue	782	4,515	(4,287)	3,984
General and administrative expenses - non-cash component	5,701	4,294	1,341	1,440
Amortization of Time charter assumed	148	(141)	50	(170)
Realized (gain) / loss on Euro/USD forward contracts (1)	1,806	(536)	856	(301)
Vessel’s impairment loss	—	229	—	229
Gain on sale of vessels, net	(21,250)	(118,046)	—	—
Loss on vessel held for sale	—	4,855	—	4,855
Loss / (Gain) on sale of vessels by jointly owned companies with York Capital included in equity gain on investments (1)	—	493	—	(1,572)
Non-recurring, non-cash write-off of loan deferred financing costs	2,395	1,439	56	—
(Gain) / Loss on derivative instruments, excluding realized (gain)/loss on derivative instruments (1)	2,634	13,828	1,724	(7,821)
Non-recurring payments for loan cancellation fees	1,006	—	—	—
Adjusted Net Income available to common stockholders	$330,436	$169,024	$107,378	$53,931
Adjusted Earnings per Share	$2.68	$1.40	$0.88	$0.46
Weighted average number of shares	123,295,035	121,059,768	121,458,291	118,107,881

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, loss on vessel held for sale, realized (gain)/loss on Euro/USD forward contracts, vessel’s impairment loss, gain on sale of vessels, net, loss/ (gain) on sale of vessels by jointly owned companies with York Capital included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments and non-recurring payments for loan cancellation fees. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.